Filed by NetIQ Corporation

                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                                          Subject Company: WebTrends Corporation
                                                   Commission File No. 000-25215

FREQUENTLY ASKED QUESTIONS

Why is NetIQ merging with WebTrends?

         The combination with WebTrends is the logical next step in NetIQ's strategy to become the unparalleled leader in eBusiness infrastructure management and intelligence solutions.

By joining forces with WebTrends - which brings unique strengths in both security management and eBusiness intelligence - NetIQ will be uniquely positioned to provide enterprise organizations, eBusinesses and service providers the most comprehensive infrastructure management and intelligence solutions for all the components -- from the back-end servers, networks and directories to the front-end web servers and applications -- that comprise an organization's eBusiness infrastructure.

Who is WebTrends?

o Founded in 1993, WebTrends Corporation (http://www.webtrends.com) is the leading provider of web analytics and eBusiness Intelligence solutions for Internet and intranet servers and firewalls.

     WebTrends offers organizations a comprehensive set of solutions that are integrated, scalable, modular, and easy to use. Products include CommerceTrends(TM), WebTrends Enterprise Reporting Server, WebTrends Enterprise Suite, WebTrends Professional Suite, WebTrends Log Analyzer, WebTrends Security Analyzer, WebTrends Firewall Suite and WebTrends Live, the industry's first Web traffic analysis eService. They are used by thousands of customers such as ISPs, ASPs, government and educational institutions and corporate clients that include American Express, AT&T, Cable & Wireless, Comcast, Dow Jones & Company, EDS, Firstar, IBM, Microsoft, NASA, NCR, Pharmacia & Upjohn, PSINet, Verio, marchFIRST, and UUNet.

     How does this merger fit into NetIQ's product strategy?
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From a product strategy perspective, NetIQ has been focused not only in providing the most comprehensive management and monitoring of eBusiness infrastructures, but to provide value beyond management/monitoring by enhancing our products in the areas of advanced reporting and analytics of the data our current products gather concerning system and application usage. More specifically, we have been very focused recently on delivering advanced reporting and analytics of email servers through the development of AppAnalyzer for Exchange, and through support of advanced OLAP reporting capabilities in AppManager.

The merger with WebTrends and their strong reporting and analytics platform significantly accelerates the implementation and delivery of NetIQ's vision by providing to NetIQ both market-leading products and technology that can be leveraged for faster time to market.

How will this merger affect each company's customers?

We believe this combination will deliver additional value to our customers. Some specific benefits of the new company we believe will include:

     o Greater product portfolio for your eBusiness infrastructure management needs: The merger of NetIQ and WebTrends will deliver to you the broadest set of leading-edge solutions for managing your Windows and non-Windows-based systems, directories and applications -- all from a single vendor. Web traffic analysis, firewall management, and security analysis and assessment are just a few of the examples of award-winning products and solutions that you will soon be able to get from NetIQ as a result of this merger with WebTrends.

     o Greater support and resources: the combined company will be able to improve upon its already stellar support for your eBusiness infrastructure management needs with a staff over 1,000 employees, a market capitalization of over $3.5 billion, an install base of over 52,000 customers, and a global presence with office locations and distributors in North America, Latin America, Europe and Asia Pacific.

     o Introduction of new products: We're genuinely excited about the enhancements to existing products and the new solutions that we will be able to provide as these talented teams of savvy developers work together.

Will WebTrends' headquarters be closed?

No. We will continue to maintain a strong presence in Portland, OR.

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What will happen to the brands of both companies?

Both companies will continue to provide products under their strong and established brand names. WebTrends, as the leader in web analytics and eBusiness Intelligence and NetIQ as the leader in Windows based eBusiness infrastructure management. Together we believe we can carve out a definitive space as the leading supplier for eBusiness infrastructure management and intelligence.

How does this combination benefit NetIQ/WebTrends shareholders?

This is a strategically and financially compelling combination that will create significant value for shareholders of both companies. The transaction is expected to be immediately accretive to NetIQ's earnings. Furthermore, there is significant additional growth potential as the companies capitalize on significant cross-selling opportunities stemming from the complementary nature of their product offerings, customer bases, distribution strategies and brands.

What are the terms of the agreement?

Under the agreement, NetIQ will issue 0.480 shares of common stock for each share of WebTrends common stock.

What approvals are required to complete this transaction?

The transaction is subject to regulatory approvals, approval by the shareholders of both companies, and customary closing conditions.

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NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's proxy statement filed with the SEC on October 6, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM WEBTRENDS CORPORATION AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED BELOW.

Contacts:

 NetIQ Corporation

Susan Torrey, Press Relations
(713) 548-1863
susan.torrey@netiq.com

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